UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

AMENDMENT NO. 3

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Insignia Systems, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $.01 par value per share

(Title of Class of Securities)

45765Y105

(CUSIP Number of Class of Securities)

Glen P. Dall

President and Chief Executive Officer

Insignia Systems, Inc.

8799 Brooklyn Blvd

Minneapolis, Minnesota 55445

763-392-6200

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

W. Morgan Burns

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,000,000	$1,637

* The transaction valuation is estimated solely for purposes of determining the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the maximum dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

** Previously paid. The amount of the filing fee equals $136.40 per million dollars of the transaction valuation.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,637	Filing Party: Insignia Systems, Inc.
Form or Registration No.:	Schedule TO	Date Filed: July 18, 2013

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to Schedule TO (this “Third Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) and the Offer to Purchase dated July 18, 2013 filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”), originally filed with the Securities and Exchange Commission by Insignia Systems, Inc., a Minnesota corporation (the “Company”) on July 18, 2013, as amended on July 31, 2013 by Amendment No. 1 to Schedule TO (the “First Amendment”) and on August 12, 2013 by Amendment No. 2 to Schedule TO (the “Second Amendment”), in connection with the Company’s offer to purchase shares of its common stock, par value $0.01, at a price not greater than $2.35 nor less than $2.15 per share, for an aggregate purchase price of up to $12 million, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal (the “Offer”).

Only those items that are being amended are reported in this Third Amendment. Except as specifically provided herein, the information contained in the Original Schedule TO and the Offer to Purchase remains unchanged, and this Third Amendment does not modify any of the information previously reported on the Original Schedule TO. You should read this Third Amendment together with the Original Schedule TO, the Offer to Purchase, the other materials filed as exhibits to the Original Schedule TO, and the First Amendment and Second Amendment.

Item 11. Additional Information

Item 11 of the Original Schedule TO is hereby amended and supplemented by adding the following:

On August 16, 2013, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on August 15, 2013. A copy of the press release is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Original Schedule TO is amended and supplemented by adding the following exhibit as follows:

(a)(5)(A)       Press Release announcing preliminary results dated August 16, 2013.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGNIA SYSTEMS, INC.

Date: August 16, 2013	By:	/s/ John C. Gonsior
John C. Gonsior
Vice President, Finance and CFO

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